

New York Stock Exchange
11 Wall Street
New York, NY 10005

June 7, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of Banco Santander, S.A., under the Exchange Act of 1934:

- Series 10 4.750% Non-Step-Up Non-Cumulative Contingent Convertible Perpetual Preferred Tier 1 Securities
- Series 11 4.125% Non-Step-Up Non-Cumulative Contingent Convertible Perpetual Preferred Tier 1 Securities

Sincerely,